
INDUSTRY
PROBLE
1 Students Are Still Cheating
Use of phones or extra person in the room outside limited viewing area of built-in webcams
2 Discrimination & Privacy Complaint
Discrimination and bias inherent in AI, collecting unnecessary biometric data for verification
93.58%
of online cheating goes undetected
- Westgate University
33%
of students admit to online cheating in the United States
- Online School Center Shares
73%
tedly cheated on exams
- Education World India
EGLA CORP

INVEST IN **ZERO CHEATING**

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A patent-pending solution to stop all cheating in online exams

LEAD INVESTOR



Andrew Campbell Faculty, Yale University

As Professor and lead faculty the integrity of academic testing and evaluation is critical to the student's learning environment. The deterrence and prevention of academic dishonesty are one of today's biggest educational challenges. Finally, there is a solution backed by a foundation of educational and technological industrial leading experts that resolves this educational gap. This product is not only reliable but superior to anything that is on the market today for educators to use. I highly recommend it. Dr. A. Campbell

Invested $50,000 this round

Learn about Lead Investors

zerocheating.com Boca Raton FL

Highlights

1. Experienced team with over 40 years combined business experience

2. $50,000 Endorsing Investment by a Yale Professor, Dr. Andrew Campbell

3. Sustainable competitive advantage (Non-Provisional Utility Patent Filed)

4. The Tech Company decided to invest over $100k of development services for equity instead of billing

5. Increase the value of educational degrees

Our Team



Neil Parsont CEO

Raised over 500K in funding for previous start-ups. Won 2012 FAU Business Plan Competition 15+ years experience in education/tutoring sector MBA in Finance

I chose this idea because I am passionate about education. I found out over 50% of students in some classes were cheating by sharing exam photos despite proctoring.



Sarit Levy Chief Business and Strategy officer

Procured $50 million new revenue for Zschool (2022) 15+ yrs experience education business development PhD Business Administration (Professor at NYU)



Matthew Bordy CTO

Launched Protoype House Inc. in 2013 10+ Years Business Experience National brands



experience - Lowes, MBW, Husky & more)

SHOW MORE

Pitch



INVESTOR PITCH DECK
ZERO
CHEATING
0%
CHEATING
100%
SUCCESS
Neil Parsont • President • neil@zerocheating.com • 561-542-2338

Hi, I am Neil Parsont, President of Zero Cheating - a fully automated online proctoring service. I need your investment to stop cheating during online exams. Thank you for viewing my presentation.



INDUSTRY
PROBLEMS

1 Students Are Still Cheating

Use of phones or extra person in the room outside limited viewing area of built-in webcams

2 Discrimination & Privacy Complaint

Discrimination and bias inherent in AI, collecting unnecessary biometric data for verification

The EPIC alleges the 5 companies violated the D.C. Consumer Protection Procedures Act

93.58%
of online cheating goes undetected
- Westgate University

33%
of students admit to online cheating in the United States
- Online School Center Shares

73%
of students in India admittedly cheated on exams
- Education World India

I have personally seen students share exam photos from proctored exams in large group chats of over 100 students. Cheating is the new pandemic. Furthermore, students are very frustrated with the unnecessary privacy invasion and data collection of existing proctoring services – hence the legal complaint filed by the Electronic Privacy Information Center. Imagine a world where students never cheated and actually learned the material – welcome to Zero Cheating!

ZERO CHEATING SOLUTIONS

1 Prevent & Stop Conventional Cheating

- Wide angle webcam shows students entire body so can't use phone off camera
- Avoids use of intrusive AI monitoring to prevent cheating
- 360-degree motion sensor detects another person in the room



UTILITY PATENT FILED

Almost all cheating is done in one of two ways. Using the phone outside the webcam viewing area or with another person in the room. The proprietary patent-pending camera uses a wide-angle lens so the keyboard, surrounding area, student's body and hands are always on camera. The motion sensor makes it impossible for another person to remain in the room undetected. Thus, students are unable to cheat in either of these two ways.



ZERO CHEATING
SOLUTIONS CONT'D
2
Reduce Privacy & Discrimination Issues
• Room scan is not necessary because of motion sensor
• Background filter protects students home privacy
• Mobile app for location and biometric identity verification
• Less reliance on AI reduces inherent technology bias & discrimination
• Object detection

Almost all cheating is done in one of two ways. Using the phone outside the webcam viewing area or with another person in the room. The proprietary patent-pending camera uses a wide-angle lens so the keyboard, surrounding area, student's body and hands are always on camera. The motion sensor makes it impossible for another person to remain in the room undetected. Thus, students

are unable to cheat in either of these two ways.


EXECUTIVE
SUMMARY
ABOUT US
Zero Cheating is a fully automated online proctoring service using patent-pending technology and software to help solve the cheating, privacy and discrimination issues on exams.
VISION
Zero Cheating seeks to become the preferred proctoring partner for all academic institutions, testing centers, and corporate learning & development facilities around the globe.
VALUES
Protect anonymity and privacy in exam taking.
Safeguard the integrity of the institution serving the student body.
Enhance service and support for all test-takers.

Viewing the student's background is not necessary to prevent cheating and violates their privacy. The background filter protects the student's privacy without allowing them to cheat. In terms of ensuring the correct student is taking the exam, conventional proctoring systems attempt to match the student's face against a small image on their student ID. This method is very prone to errors and easy to circumvent. Zero Cheating offers institutions the choice of multiple biometric identity verification methods to verify the identity of the test taker.

Zero Cheating's larger viewing area and motion sensor make it less reliant on AI which is very important. Studies have shown AI has inherent bias against certain groups so reducing reliance on this technology helps to avoid many discrimination issues.




ZERO CHEATING
LEADERSHIP
Neil Parsont
PRESIDENT & FOUNDER
• Owner & Founder of online tutoring service
• 2012 FAU Business Plan Competition Winner
• Prior Fundraising: $500k
Dr. Sarit J. Levy
CBD & SO
• Chief Executive in Ed & Fintech
• Growth & scale startups for acquisition
• Published SME in Entrepreneurship, Innovation & marketing
Matthew Bordy
CTO & PRODUCT DEVELOPMENT
• Founder Prototype House in 2013
• Expert in Product Development
• Startup Mentor

We have two primary goals. First, we want institutions to trust us to ensure the academic integrity of their exams. Second, we want exam takers to feel comfortable and respected. As opposed to being viewed as a spy trying to catch the student cheating, we are creating an environment where cheating is simply not possible. Because we are not invading students' privacy with room scans, using a background privacy filter and creating an honest test-taking environment, Zero Cheating enjoys a more favorable student perception.

Our vision and values were carefully selected to achieve these goals.


COMPETITOR
ANALYSIS
Compare ZERO CHEATING to "other services"
ZERO CHEATING
examity
BETTER TEST INTEGRITY.
proctorio
Respondus
proctorU
Honorlock

PRICING $10.95/ student unlimited annual license – automated proctoring	**PRICING** Average $11/ student unlimited annual license – automated proctoring $15 - $30/student per exam – live person proctoring
OBJECT DETECTION Patent-pending wide-angle camera provides visual detection of phones or illicit devices confirmed by software	**OBJECT DETECTION** Only use AI to analyze student behavior to determine if using phones or other illicit items off camera
EXTRA PERSON IN THE ROOM 360-degree motion sensor	**EXTRA PERSON IN THE ROOM** Room scan (easy to hide off camera) & AI
IDENTITY VERIFICATION Variety of biometric identification methods; fingerprint with phone, retina scan, facial recognition, audio, & photo match	**IDENTITY VERIFICATION** Match webcam view to student ID
BIAS & DISCRIMINATION Avoid reliance on AI reduces technology bias & discrimination	**BIAS & DISCRIMINATION** AI leads to inherent cultural and ethnic bias & discrimination

I have extensive experience tutoring and communicating with students of all grade levels. This experience helps me know not only exactly how students cheat (they directly tell/confide in me) but understand why they cheat. One of the main reasons is opportunity. This knowledge helped me craft the ultimate system to prevent (as opposed to try and detect) all forms of cheating.

The success of the business involves two critical functions: Sales to institutions and a fully functional hardware/software combination. To maximize chances of success, Zero Cheating insourced both functions. Dr. Levy and Mr. Bordy both have vesting equity stakes to maximize their efforts.

Dr. Levy has over 25 years business experience, 8 of which are in c-suite level positions. She was previously a professor at NYU and published in 7 double-blind peer review studies. She has worked as CMO and CRO for multiple companies increasing revenue to 100 million per annum. Recently, she has been working as CMO and selling directly to universities. She has relationships and sales experience with hundreds of universities and thousands of contacts. She is currently in preliminary negotiations with over 45 universities for Zero Cheating.

Mr. Bordy has over 10 years of experience managing and developing prototypes and software through his company. He has led and participated in numerous programs with national and international brands, such as: Office Depot, Home Depot, Lowes, BMW Design works USA, ACCO, V-Tech, Li & Fung, Big Red Roster, Emerson, SanDisk, Skill, Craftsmen, Husky, Workforce, Case Logic, and private labels.

private labels.

For Zero Cheating, he leads a dedicated team of experts in updating and maintaining top level software and hardware for Zero Cheating.

TARGET MARKETS

Zero Cheating positions itself for distribution in 3 fundamental markets

PRIMARY	SECONDARY	TERTIARY
College or university student (U.S. only)	Firms yielding $1m in revenue with 20+ employees	College or university student (India, Indonesia & China)
19,600,000	**719,716**	**45,000,000**
Average number of students/school	5% requiring proctoring software for certifications/licensures	Number of students/school
3,698	**35,985**	**3,698**
ZERO CHEATING MARKET SHARE (20%):	ZERO CHEATING MARKET SHARE (25%):	ZERO CHEATING MARKET SHARE (1%):
1,060 Colleges	**8,996** Corporate Partners	**450,000** Colleges

Our focus is on the US market and all the financials conservatively include only this market. Therefore, we allow significant upside potential for investors. Currently, Respondus a lock down browser webcam combination, has 65% usage by universities followed by ProctorU at 23%. Universities sometimes use multiple services and do not have any exclusive agreements. Thus, considering no switching barriers, the 20% target market share by year 5 is extremely conservative considering Zero Cheating offers a significantly better service at the same price point.

MARKET PENETRATION

1. File public records requests for contracts and invoices in over 100 public universities
   Complete preliminary testing of students (already secured multiple deals with professors)
   Continue sales process with 45 current university leads

2. Finalize sales with existing contacts and market to new universities
   Continue marketing and expand into the secondary corporate market
   Increase brand and market share

3. Complete penetration of primary US Market
   Expand internationally
   Maturity and exit Y5 EBITDA $19.5m



The prototype and MVP software are complete, and testing is coordinated for the Spring Semester of 2023 with multiple professors at different universities. We are currently in preliminary negotiations with over 45 universities regarding using Zero Cheating as their proctoring service provider and reaching out to more on a regular basis.

FINANCIAL ASSUMPTIONS

SELLING PRICE
$10.95/student, unlimited annual

EBITDA MULTIPLE
10X

COST OF REVENUE
$5/camera

SAFE VALUATION CAP
$5 Million

USE OF FUNDS
Operating expenses through break-even month 13

UNIVERSITY MARKET SHARE
Yr. 2: 100 Universities (2% market)
Yr. 5: 1,000 Universities (20% market)

TIME TO CLOSE A SALE
1 YEAR

BUSINESS START DATE
JAN 1ST, 2022

1 YEAR	JAN 1ST, 2023

*Forward-looking projections can't be guaranteed.

$10.95 is the industry standard for automated proctoring whereas live proctoring can cost from $15 to $30 per exam per student. The cost of the camera is conservatively forecasted to be absorbed by Zero Cheating. However, it is very likely this cost can be passed on to the university or end user nearly doubling gross profit. The operating expenses include marketing, website development, salaries, compliance documents, and legal contracts during the first 13 months. The average time to close a sale with a university is 9 months but the model conservatively assumes 1 year. The EBITDA multiple is rounded down to 10 from 12.34 since the company is private (https://pages.stern.nyu.edu/~adamodar/New_Home_Page/datafile/vebitda.html).

FINANCIAL
PROJECTED RESULTS

YEAR 5 EBITDA
$19.5 Million

EXIT VALUE
$19.5 x 10 (Multiple) = $195 Million

RETURN MULTIPLE
$195 Million Exit / $5 Million Valuation = 39 x Initial Investment



Financial Projections	2023	2024	2025	2026	2027
Revenue	$ -	$ 4,292,400	$ 11,807,502	$ 26,725,779	$ 44,642,106
Cost of Revenue	$ -	$ 1,960,000	$ 5,169,800	$ 11,612,100	$ 19,349,400
Gross Margin	$ -	$ 2,332,400	$ 6,637,702	$ 15,113,679	$ 25,292,706
Operating Expenses	$ 687,500	$ 2,206,360	$ 3,033,247	$ 4,701,407	$ 5,783,961
Operating Income - EBITDA	$ (687,500)	$ 126,040	$ 3,604,455	$ 10,412,272	$ 19,508,745

*Forward-looking projections can't be guaranteed.

The pro-forma is the most conservative successful scenario. The market share is assumed to only be 20% (optimistic scenario is we overtake Respondus as the market leader at 60%). Additionally, the forecast assumes Zero Cheating pays the entire cost of the camera (Cost of revenue line) whereas that cost ($5/camera) can likely be passed on to either the university or student. If we achieve the optimistic scenario (60% market share and passing the cost of the camera) the exit multiple would be over 100x.


ZERO CHEATING
PROGRESS TO DATE
ZERO CHEATING HAS ACHIEVED THE FOLLOWING MILESTONES:
1 $75,000 Investment by Founder to date (Excludes Reg CF)
2 Filed non-provisional utility patent
3 Developed an MVP prototype camera and software solution
4 Started preliminary negotiations with over 45 Universities

I personally have invested over $75,000 in the business for the patent, business planning, software and prototype development. I invested my money in this business because I believe in the mission and the importance of protecting academic integrity. We have the right team in place and are ready to launch this business and transform the online exam proctoring industry. No longer will proctoring be about catching students cheating. Instead, we are creating an

environment where students can't cheat and instead are motivated to learn the material.


THANK YOU
ZERO
CHEATING
"I would prefer to fail with honor, then win by cheating"
- Sophocles
Neil Parsont • CEO & Founder • neil@zerocheating.com • 561-542-2338

I greatly appreciate your time and consideration in investing the academic future of our country and eventually the world.


ZERO CHEATING
REVENUE POTENTIAL
Honorlock Inc.
2500 N Military Trl, Ste 322
Boca Raton, FL 33431 US
+1 8442432500
accountsreceivable@honorlock.com
FS20024407
Honorlock
BILL TO
Florida State University
Net 40 Payment Terms
invoices@fsu.edu
PAYABLES & DISBURSEMENT SERVICES
UCA-5607 UNIVERSITY CENTER
TALLAHASSEE, FL 32306-2391
United States
INVOICE 13292
DATE 01/30/2021 TERMS Net 45
DUE DATE 03/16/2021

DESCRIPTION	QTY	RATE	AMOUNT
Enterprise | Auto | Year 2: 03/16/2021 - 03/15/2022 | $11.00 users x 32,251 users	32,251	11.00	354,761.00

Obtained via public records request

$354,761

*Forward-looking projections can't be guaranteed.

A single contract for the automated service (No human involvement) can be in excess of $350,000. None of the existing contracts are exclusive so universities are free to switch providers. We are making FOIA requests to over 100 public universities, so we know exactly who they are paying, how much and the specific contractual agreement as well. This information enables us to negotiate quickly and efficiently, the best deal possible.